UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1

Thrivent Mutual Funds

(Exact name of registrant as specified in charter)

625 Fourth Avenue South

Minneapolis, Minnesota 55415

(Address of principal executive offices)

(612) 844-5168

(Area Code and Telephone Number)

Rebecca A. Paulzine

625 Fourth Avenue South

Minneapolis, Minnesota 55415

(Name and address of agent for service)

No filing fee is due herewith because of reliance on Section 24(f) of the Investment Company Act, as amended.

Part A-Prospectus/Proxy Statement and Part B-Statement of Additional Information, filed with the Securities and Exchange Commission on July 29, 2011, pursuant to a Rule 497(c) filing by the Registrant, are incorporated by reference into this Post-Effective Amendment No. 1.

Part C

Other Information

Item 15.	Indemnification

Under Section 12 of Article Seven of Registrant’s Declaration of Trust, Registrant may not indemnify any trustee, officer or employee for expenses (e.g., attorney’s fees, judgments, fines and settlement amounts) incurred in any threatened, pending or completed action, if there has been an adjudication of liability against such person based on a finding of willful misfeasance, bad faith, gross negligence or reckless disregard of such person’s duties of office (“disabling conduct”). Registrant shall indemnify its trustees, officers or employees for such expenses whether or not there is an adjudication of liability, if, pursuant to Investment Company Act Release 11330, a determination is made that such person was not liable by reason of disabling conduct by: (i) final decision of the court before which the proceeding was brought; or (ii) in the absence of such a decision, a reasonable determination, based on factual review, that the person was not liable for reasons of such conduct is made by: (a) a majority vote of disinterested, independent trustees; or (b) independent legal counsel in a written opinion.

Advancement of expenses incurred in defending such actions may be made pursuant to Release 11330, provided that the person undertakes to repay the advance unless it is ultimately determined that such person is entitled to indemnification and one or more of the following conditions is met: (1) the person provides security for the undertaking; (2) Registrant is insured against losses arising by reason of any lawful advances; or (3) a majority of disinterested non-party trustees or independent legal counsel in a written opinion determines, based on review of readily available facts, that there is reason to believe the person ultimately will be found entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provision, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

1.1	Declaration of Trust (1)

1.2	Amendment No. 1 to Declaration of Trust (7)

2.	Amended and Restated By-Laws (15)

3.	Not applicable

4.	Agreement and Plan of Reorganization*

5.	Not applicable

6.1	Investment Advisory Agreement with Thrivent Asset Management, LLC (11)

6.2	Amendment No. 1 to Investment Advisory Agreement (13)

6.3	Amendment No. 2 to Investment Advisory Agreement (16)

6.4	Amendment No. 3 to Investment Advisory Agreement (16)

6.5	Amendment No. 4 to Investment Advisory Agreement (16)

6.6	Amendment No. 5 to Investment Advisory Agreement (17)

6.7	Investment Subadvisory Agreement with T. Rowe Price Associates with respect to Thrivent Partner Small Cap Value Fund (11)

6.8	Amended and Restated Investment Subadvisory Agreement with Mercator Asset Management, LP with respect to Thrivent Partner International Stock Fund (12)

6.9	Amendment to Investment Subadvisory Agreement with Mercator Asset Management, LP with respect to Thrivent Partner International Stock Fund and Thrivent Partner Worldwide Allocation Fund (14)

6.10	Amendment No. 2 to Investment Subadvisory Agreement with Mercator Asset Management, LP with respect to Thrivent Partner Worldwide Allocation Fund*

6.11	Investment Subadvisory Agreement with Principal Global Investors, LLC with respect to Thrivent Partner International Stock Fund (12)

6.12	Amendment to Investment Subadvisory Agreement with Principal Global Investors, LLC with respect to Thrivent Partner International Stock Fund and Thrivent Partner Worldwide Allocation Fund (14)

6.13	Amendment No. 2 to Investment Subadvisory Agreement with Principal Global Investors, LLC with respect to Thrivent Partner Worldwide Allocation Fund*

6.14	Investment Subadvisory Agreement with Goldman Sachs Asset Management, L.P. with respect to Thrivent Partner Mid Cap Value Fund (11)

6.15	Amendment to Investment Subadvisory Agreement with Goldman Sachs Asset Management, L.P. with respect to Thrivent Partner Mid Cap Value Fund (16)

6.16	Investment Subadvisory Agreement with Goldman Sachs Asset Management, L.P. with respect to Thrivent Partner Worldwide Allocation Fund (14)

6.17	Investment Subadvisory Agreement with Turner Investment Partners, Inc. with respect to Thrivent Partner Small Cap Growth Fund (11)

6.18	Amendment No. 1 to Investment Subadvisory Agreement with Turner Investment Partners, Inc. with respect to Thrivent Partner Small Cap Growth Fund (15)

6.19	Amendment No. 2 to Investment Subadvisory Agreement with Turner Investment Partners, Inc. with respect to Thrivent Partner Small Cap Growth Fund (16)

6.20	Investment Subadvisory Agreement with Aberdeen Asset Management Investment Services Limited with respect to Thrivent Partner Worldwide Allocation Fund (14)

6.21	Investment Subadvisory Agreement with Victory Capital Management Inc. with respect to Thrivent Partner Worldwide Allocation Fund (14)

6.22	Amendment No. 1 to Investment Subadvisory Agreement with Victory Capital Management Inc. with respect to Thrivent Partner Worldwide Allocation Fund (17)

7.1	Distribution Agreement with Thrivent Investment Management Inc. (2)

7.2	Amendment No. 14 to Distribution Agreement (13)

8.	Not Applicable

9.	Custodian Agreement with State Street Bank and Trust (3)

10.1	Rule 12b-1 Plan (5)

10.2	Rule 18f-3 Plan (10)

11.	Opinion and Consent of Counsel (17)

12.	Opinion of Counsel supporting tax matters and consequences *

13.1	Accounting Services Agreement between Registrant and Thrivent Asset Management, LLC (11)

13.2	Amendment No. 1 to Accounting Services Agreement (13)

13.3	Administration Contract between Registrant and Thrivent Asset Management, LLC (11)

13.4	Letter Agreement to Administration Contract, dated November 16, 2007 (13)

13.5	Administrative Services Agreement, effective as of January 1, 2009, between Registrant and Thrivent Asset Management, LLC (15)

13.6	Amendment No. 1 to Administrative Services Agreement (16)

13.7	Transfer Agency Agreement with Thrivent Financial Investor Services Inc. (7)

13.8	Amendment No. 1 to Transfer Agency Agreement between Registrant and Thrivent Financial Investor Services Inc. (15)

13.9	Amendment No. 2 to Transfer Agency Agreement between Registrant and Thrivent Financial Investor Services Inc. (15)

13.10	Expense Reimbursement Letter Agreement (17)

14.	Consent of Independent Registered Public Accounting Firm (17)

15.	Not Applicable

16.	Powers of Attorney (17)

17.	Form of Proxy Card (17)

*	Filed herewith
(1)	Incorporated by reference from Post-Effective Amendment No. 26 to the registration statement of Registrant, file no. 33-12911, filed on June 25, 1998.
(2)	Incorporated by reference from Post-Effective Amendment No. 36 to the registration statement of Registrant, file no. 33-12911, filed on December 29, 1999.
(3)	Incorporated by reference from Post-Effective Amendment No. 44 to the registration statement of Registrant, file no. 33-12911, filed on June 27, 2003.
(4)	Incorporated by reference from Post-Effective Amendment No. 31 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on March 2, 2004.
(5)	Incorporated by reference from the initial registration statement of Registrant on Form N-14, file no. 333-113514, filed on March 11, 2004.
(6)	Incorporated by reference from Post-Effective Amendment No. 50 to the registration statement of Registrant, file no. 33-12911, filed on April 26, 2004.
(7)	Incorporated by reference from Post-Effective Amendment No. 52 to the registration statement of Registrant, file no. 33-12911, filed on July 14, 2004.
(8)	Incorporated by reference from Post-Effective Amendment No. 54 to the registration statement of Registrant, file no. 33-12911, filed on December 23, 2004.
(9)	Incorporated by reference from Post-Effective Amendment No. 56 to the registration statement of Registrant, file no. 33-12911, filed on April 14, 2005.
(10)	Incorporated by reference from Post-Effective Amendment No. 58 to the registration statement of Registrant, file no. 33-12911, filed on December 15, 2005.
(11)	Incorporated by reference from Post-Effective Amendment No. 59 to the registration statement of Registrant, file no. 33-12911, filed on February 22, 2006.
(12)	Incorporated by reference from Post-Effective Amendment No. 61 to the registration statement of Registrant, file no. 33-12911, filed on February 26, 2007.
(13)	Incorporated by reference from Post-Effective Amendment No. 62 to the registration statement of Registrant, file no. 33-12911, filed on November 29, 2007.
(14)	Incorporated by reference from Post-Effective Amendment No. 63 to the registration statement of Registrant, file no. 33-12911, filed on February 21, 2008.

(15)	Incorporated by reference from Post-Effective Amendment No. 64 to the registration statement of Registrant, file no. 33-12911, filed on February 27, 2009.
(16)	Incorporated by reference from Post-Effective Amendment No. 65 to the registration statement of Registrant, file no. 33-12911, filed on December 7, 2009.
(17)	Incorporated by reference from Form N-14, file no. 33-12911, filed on June 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on this 16th day of September 2011.

THRIVENT MUTUAL FUNDS

/s/ REBECCA A. PAULZINE
Rebecca A. Paulzine
Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 16th day of September 2011.

Signature	Title

/s/ RUSSELL W. SWANSEN Russell W. Swansen	President (Principal Executive Officer)

/s/ GERARD V. VAILLANCOURT Gerard V. Vaillancourt	Treasurer (Principal Financial and Accounting Officer)

F. Gregory Campbell	Trustee

* Janice B. Case	Trustee

* Richard L. Gady	Trustee

* Richard A. Hauser	Trustee

* Marc S. Joseph	Trustee

* Connie M. Levi	Trustee

* James A. Nussle	Trustee

* Douglas D. Sims	Trustee

* Constance L. Souders	Trustee

*	Rebecca A. Paulzine, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Trustees and Officers of Thrivent Mutual Funds pursuant to the powers of attorney duly executed by such persons and filed herewith.

Dated: September 16, 2011	/s/ REBECCA A. PAULZINE
Rebecca A. Paulzine
Attorney-In-Fact

Index to Exhibits

Item Number	Name of Exhibit

4	Agreement and Plan of Reorganization

6.10	Amendment No. 2 to Investment Subadvisory Agreement with Mercator Asset Management, LP

6.13	Amendment No. 2 to Investment Subadvisory Agreement with Principal Global Investors, LLC

12	Opinion of Counsel supporting tax matters and consequences